UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

MAPTELLIGENT, INC.
(Exact name of registrant as specified in its charter)

Commission File Number: 333-218746

I.R.S. Employer Identification Number: 88-0203182

Nevada

(State or other jurisdiction of

incorporation or organization)

2831 St Rose Pkwy, Suite 200

Henderson, NV 89052

(Address of principal executive offices)

(415) 990-8141

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

PART II

INFORMATION TO BE INCLUDED IN REPORT

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STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

In this report, the term “Maptelligent,” “we,” “us”, “our” or “the company” refers to Maptelligent, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

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Item 1. Business

The following description of our business contains forward-looking statements relating to future events or our future financial or operating performance that involve risks and uncertainties, as set forth above under “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors described in the Annual Report, including those set forth above in the Special Cautionary Note Regarding Forward-Looking Statements or elsewhere in this Annual Report.

History

Following the World Trade Center attack in 2001, Maptelligent, Inc. used the expertise of its executive’s extensive background in communication technologies and investigated additional technologies that could make the response efforts of emergency managers more streamlined. Hurricane Katrina presented many new problems for first responders and others who could benefit. Our staff participated in and attended a series of Katrina Panel meetings to better understand the communication “gaps” that our responders identified. Following Katrina, Maptelligent, Inc. decided to take a pro-active position to these gaps and started a company focused on the research and development of new world technologies dedicated to the safety and security of people and the places they congregate. With the Sandy Hook School shooting, the Aurora Theater attack, the Boston Marathon bombing, the horrific events that have taken place in Paris and Orlando and the Marjory Stoneman Douglas High School in Parkland, Florida, Maptelligent, Inc., continued to pursue the creation of an interoperable method of sharing critical in-building information with our first responders. When the Las Vegas attack during the Harvest Music Festival took place, everyone realized the problem of data sharing between our public servants needed to be solved. The current COVID- 19 Pandemic further identified the need for horizontal and vertical data sharing between hospitals and first responders worldwide and many others.

After careful consideration and assessment of current market conditions, we have decided to improve our product portfolio by developing new capabilities consistent with current technology innovations such as SaaS, Cloud, and e-commerce product delivery.

Business Overview

Maptelligent delivers easy-to-use web and mobile applications for teams to explore, enhance and collaborate on projects using data from multiple systems in a geospatial context. Maptelligent’s digital twin solution set provides interconnectivity, automation, and access to real-time data. We enable visibility into information and documents that your teams are managing, so that they can measure progress, understand risks and costs, and communicate seamlessly with stakeholders. Maptelligent is implementing innovative technology, allowing customers to model their operations and solve today’s complex business problems. Using the latest in remote capture technology (LIDAR, Photogrammetry), building information, modeling and location intelligence delivers customized digital twin and Industry 4.0 applications. Maptelligent, Inc. provides customers a secure web application with a flexible framework on Esri’s ArcGIS Platform technology.

Digital twin technology is a critical component of Industry 4.0, the ongoing automation of traditional manufacturing and industrial practices, using modern smart technology. In simple terms, digital twin is the virtual replica of real-world objects, including physical objects, processes, relationships, and behaviors. These models of real-world objects, through the use of Maptelligent capabilities, can be implemented into common operational pictures, for unique real-time integrated understanding of your environment. Maptelligent, Inc., provides web and mobile solutions that leverage the latest in no code/low code development capability. This provides cost effective, customized solutions, which are tailored to our customers’ unique disparate data and operational requirements. Coupled with cloud interoperability, the Maptelligent, Inc., solution delivers an innovative, easy-to-use web-based experience by integrating multiple operations, including asset management, building automation and control, interdisciplinary coordination, scheduling, cost estimating, and integrated construction specifications.

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Maptelligent can provide the following capabilities:

Digital Transformation & Technical Services

•	Data conversion & digital transformation and information models
•	Database design and implementation
•	Geospatial data manipulation, conversion, and reporting
•	Product as a service development, including mobile and field maps
•	Template deployments and configuration
•	ArcGIS Web Application Builder custom widget development

Assessments – remote sensing and data capture

•	Floorplan, elevation, or other low fidelity property capture
•	Prescriptive Maintenance for location assets, Property Management Assessment
•	Campus Safety, Ground Transportation and Multi-Hazard Infrastructure
•	Asset Value Assessment, High Rise or Multi Commercial Assessment
•	Medical/Hospital Multi Hazard Assessments

Survey Services - high accuracy engineering schematics using lidar remote sensing

•	Floor Plan (Detailed) - Walls, fenestration, openings, stairs, plumbing, casework, soffits, HVAC registers, appliances, cabinets & counters
•	Floor Plan (Basic) - Walls, fenestration, openings, stairs, and structural elements only. No fixtures
•	Exterior Elevations (Detailed) - Walls, roof lines, openings, fenestration and grade with illustrated decor, ornamentation & detail
•	Exterior Elevations (Basic) - Walls, roof lines, openings, fenestration and grade. No decor, ornamentation or window & door detail
•	Building Sections (Structural) - Same as above but includes rafters, floor joists, or foundation members at cut. Requires foundation plan
•	Building Sections (Basic) - Cut through building from grade up through roof - No rafters, floor joists, or foundation members
•	Roof Plan - Roof line, building line, ridges, parapets, water shed, valleys, & hips
•	Site Plan/Landscape Survey - Structures, hard/soft scapes, street centerline & curb work (not a civil survey)
•	Reflected Ceiling Plan - Reflected image of ceiling elements. Includes ceiling heights
•	Electrical & Lighting Plan - Receptacles, switches, control panels, lighting devices and fixtures
•	Mechanical Plan - HVAC Equip, ducting, and observable equip
•	Roof Framing Plan - Structural drawing of roof members such as ridge beams, rafters, purlins, hip rafters, posts, valley rafters, etc.
•	Foundation Plan - Foundation walls, girder beams, posts, columns, piers, joists, and slabs
•	Equipment Plan - Boilers, furnaces, pumps, control systems, compressors, elevator equip etc.
•	Interior Elevations - Wall perimeters, openings, fenestration, trim, wall decor, wall fixtures and lighting
•	360 Degree Area Photography/Virtual Tour - 360-degree photos of desired architecture, areas, or spaces
•	Revit Modeling - Level of detail to be modeled is determined case by case
•	Point Cloud Delivery - Registered point cloud files delivered in various file formats

As a result of the agreement with ESRI as a Silver Partner – Value Added Reseller, we now are able to provide a multi-layer geographic information system which can serve as the common situational awareness tool for customers. We intend to license our products through ESRI “partner user licenses” providing a roust secure infrastructure for our clients. These solutions can support Smart City Initiatives both large and small. Smart city initiatives are programs that use advanced technology like building information models, cameras, sensors and the Internet of Things to collect data on things like water usage, volume of traffic, electricity consumption, parking availability, waste management, the presence of pedestrians and bicyclists, and interactions between citizens and their city government. Analytics help to process and transform this data into actionable information. All products are scalable by design and encourage data sharing across client stakeholders. We know our approach will provide critical information to our customers providing return on investment.

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This set of comprehensive digital twin capability is designed for everyday use, scaling seamlessly to support multiple operations and capabilities. Buildings, regardless of occupancy and construction class, are looked upon as living eco-systems that need to be managed and maintain of their critical functions such as water intake, wastewater, electric power, air quality, HVAC, occupant security and safety, occupant access and egress via stairs, halls, elevators, and escalators, to identify a few. Building information management (BIM) models / systems today are transforming how we design, conduct construction scheduling, and facilitate the multitude of issues of owning buildings, regardless of occupancy and construction category.

In addition to buildings, Maptelligent digital twins can include industrial systems and machinery coupled with people and process to uncover actionable insights. We are developing business partnerships that currently provide hardware and software solutions such as LIDAR (laser scanners), cameras, door access controls, metal detectors, AI, cloud services and other commonly used stand-alone technologies solutions. Each of these partnerships are designed to allow their existing customers the ability to seamlessly integrate with our market offerings. These relationships will allow their existing customers to create, maintain, and connect their systems of critical infrastructure in an intuitive Maptelligent based map display and viewed by their local, regional and state emergency response agencies and personnel. We combine multiple layers of situational awareness into an extensible framework needed to fully implement emergency planning and facility/asset management goals.

REVENUE STREAM STRATEGY

The previous business model was very heavy on PC based services, in which we would go in, build a floor plan, capture attribute data, digitize it, and present it on a map. The model relying on PC based methods entails a lot of work up-front even before getting paid for the service and product.

To improve the method and to ensure our business model allows for more effective and balanced payment structure of our services, we are planning on partnering with strategic business partners so we can offer low-cost/low-touch solutions within our buying experience such as that associated with SaaS. This can be implemented by simply directing the customer to www.maptelligent.com as they subscribe to our map conversion and data sharing service between their infrastructure and their first responders.

To create an effective buyer experience, a strategy to implement four interwoven revenue streams will provide a low cost/low touch entry point to work with us and provide customers with options as their needs grow.

The four revenue streams are as follows:

1.	SaaS (recurring subscription for a hosted solution)
2.	Content Management Solutions
3.	Products/Solutions (apps, software, and hardware per user)
4.	Professional Services (ProServ) (time, material, expenses)

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Maptelligent SaaS

The SaaS model is a multi-tenant hosted solution to be used by all customer stakeholders to view and share information. Feature/functionality is extended and complemented through selling Products and Solutions. For example: Customized ArcGIS Collector App for building engineers to maintain building attributes and setup maintenance schedules. An App for teachers to initiate an emergency alert and provide location and status of each student.

SaaS is strategic to our future business because SaaS is the direction the market is moving toward in solution buying. SaaS offers customers a streamlined method to acquire new technology and shortens the sales cycle and increases profit margins through lower cost of sales.

Content Management

Today’s IT market is rapidly moving to the cloud. The cloud is a global network of servers, each with a unique function. The cloud is not a physical entity, but instead is a vast network of remote servers around the globe which are linked together and meant to operate as a single ecosystem. These servers are designed to either store and manage data, run applications, or deliver content or a service such as streaming videos, web mail, office productivity software, or social media. Instead of accessing files and data from a local or personal computer, you are accessing them online from any Internet-capable devices making the information available anywhere. Many companies and organizations are choosing the cloud as a cost-effective means of storing large volumes of data and information. The cloud affords organizations the ability to address and access their data storage needs rapidly and securely while only paying for what they use. This cloud utility model is a fundamental change from the legacy private data centers.

We provide customers with a cloud content management solution to store and manage data associated with the security solutions we provide.

Products/Solutions (Maps and Apps)

As mentioned above, the product/solution revenue stream is associated with complementing and extending the SaaS product with a series of stand-alone maps and apps that will support the hosted solution with specific use cases such as building maintenance, fire department preplanning and risk analysis, and law enforcement tactical response planning and execution.

The types of maps we can provide would be proprietary content and shareable with the customer for an additional subscription fee. Customers can select map layers from a catalog of map services to use within their own map.

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Professional Services

ProServ is our core business and distinctive competence and will provide work engagements for our implementation and project team. It should complement our overall solution offering but not be the leading driver of how we first engage with a customer. With that in mind, how we get building plans into the map can be as simple as adding a PDF to get the customer started, or for an additional cost, we do a complete and thorough review and assessment of the customer facility. ProServ will be our upsell, not the initial sell.

1.	We build and map high-fidelity floor plans including collecting attribute data. Our target market is school safety and physical security for critical infrastructure and large campus facilities
2.	A SaaS solution for organizations interested in mapping building floor plans to facilitate a better public safety response to emergency incidents at the location
3.	We plan to utilize hosted SaaS solutions (Partner Companies) as a platform to sell to our customers for low-fidelity building plan mapping
4.	We propose our organization creates an organization instance on Partner Company’s SaaS solutions
5.	We will provide our own user provisioning to collect customer information and subscriptions
6.	We will share the revenue collected with Partner Companies
7.

We intend to use the Partner Company’s solutions as a means to facilitate a low-touch entry into mapping for schools, hospitals, and enterprises interested in providing better security of their facilities through first responders having access to information

8.	We intend to establish a proprietary content management solution for its customers to use
9.

We will provide/share content (high-fidelity floor plans, etc.) we collect via the Partner Company’s SaaS interface so that dispatch centers, and first responders as part of the relationship with Partner Companies.

10.	Ultimately Maptelligent, Inc., and various Partner Companies would collaborate on opportunities to drive solution utilization

SALES & MARKETING PLAN

We are on a mission to enhance physical security of structures where large gatherings of people can be found such as, schools, universities, hospitals, sports venues, shopping malls, corporate campuses, etc. Through the use of geospatial technology, we are transforming the way data and information is accessed during a time of crisis by those who need it most...first responders. Our solution integrates disparate data from sensors, cameras, alarms, access control, accountability systems and many other sources to create actionable intelligence by presenting their location within a building and by visualizing the data/information they provide on an intuitive map interface.

We provide a geographic platform for first responders to access site-specific information enhancing situational awareness while en route and upon arrival at the incident scene. This quick access to relevant information shortens the time it takes for tactical action by allowing advanced arrival planning, thereby mitigating additional life and property threat exposure.

Our geocentric system serves as a common operational picture for all stakeholders involved in maintaining and protecting physical structures and venues. Through potential partnerships with industry leaders in physical security technology, Maptelligent, Inc., solutions act as the data integration platform for visualizing information produced by partners technologies.

Our solution serves a large market of organizations and entities who are often at risk from threats and emergency incidents such as: schools, universities, hospitals, shopping malls, sporting events, commercial enterprises, ports (sea and air), to name a few markets.

Our customers begin their solution journey by uploading a building floor plan via a PDF file to a hosted solution in the cloud. This low-touch/low-cost solution allows users to quickly share site-specific details with public safety.

Our customers seeking to share additional relevant information and data are able to use Maptelligent, Inc. content management cloud services making it accessible anywhere on any device with permission.

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We offer a suite of maps and apps providing customers the ability to maintain and manage data in a mobile environment for public safety to create incident preplans associated with the building floor plan and for building engineers to manage maintenance schedules for critical elements of a building such as alarm panels, pull stations, extinguishers, and other assets which need regular attention.

We offer customers with Professional Services (ProServ) to build high fidelity floor plans, safety assessments, and system integration services making the whole system complete and comprehensive.

We have developed our sales plan to maximize our product’s market penetration and revenue potential. We intend to promote sales through a combination of in-house efforts, strategic partnerships, license arrangements and reseller agreements.

To date we have primarily been focused on research, development and field testing. Having an abundance of ambition, we have delivered multiple proofs of concept, despite a limited funding. In order to have a successful rollout of products, the Company aims to be in the position to hire experienced sales managers and account executives to sell to both the public and private markets.

We believe we represent the only community solution that addresses all four pillars of preparation, mitigation, response, and recovery in a single application. Our software will integrate fire, police, EMS (Emergency Medical Services), and private and municipal assets into a single common operating picture. Our platform allows for authentication of each end user’s data input across multi-disciplinary and interagency activities. This allows various administrative users the ability to update data on a near real-time basis, allowing for a free flow of updates from authorized administrators to end users responding to an incident.

All emergencies start at a local level. These emergencies may escalate and involve multiple community agencies, multiple jurisdictions, and sometimes even to the point of a federal response. Our suite of software focuses on both pre-incident planning and enhanced data handling during response and mitigation. Our software will allow for complete horizontal and vertical data sharing, providing a common operating picture for all agencies from the fire and police chief, to the mayor, state agencies, and federal authorities.

Our development considers the needs of emergency and public safety responders as well as the needs of the building owners to form a unique public and private partnership for community preparedness. We believe our suite of products distinguishes us from our competitors by providing detailed and interactive site-specific data. We address a critical need: a public/private partnership for the sharing of pertinent data both horizontally and vertically without undue burden on existing agency resources.

THE MARKETS

The safety and security of people and places extends to many vertical markets because the value of emergency planning is not limited to first responders themselves. The same concepts apply to other types of organizations, such as:

•	School Districts
•	Colleges and Universities
•	Hospitals, Nursing Homes, Assisted Living
•	Hotels and Casinos
•	Airports and Seaports
•	Government Buildings (Courthouse complexes, DMV, Internal revenue, and more)
•	Theaters and Cineplexes
•	Large Commercial Property Owners and Management Companies
•	Safe/Smart City Projects
•	Oil & Gas Companies
•	Telecommunication Companies
•	Sport Venues
•	Global corporations with widespread facilities and critical assets. e.g. retail stores, restaurant chains, manufacturers, industrial parks, to name a few examples.

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Current Business Partnerships/Sales

Esri Business Partner: We are currently a Silver Business Partner with Esri, whose geographic software engine is the core of our GIS interface. This relationship should boost our marketing and sales substantially, as we will be providing a robust product for public safety, and Esri is the de facto in public safety mapping worldwide.

The Company has been developing strategic partnerships. Our objective is to introduce us to well established distribution outlets and technology partners. These strategic partnerships will build awareness about our products, generate significant sales, and will allow the Company to focus on technology development. Today the Company is involved in working with several strategic partners.

Competition

While we believe that we provide a unique software solution for use by first responders, we will face intense competition from other companies that engage or may engage in providing computer software and related technology to assist first responders.

Many of these competitors have been in existence for a considerable period of time, have substantially greater resources than we do and have developed relationships with regulators and government officials that may facilitate their ability to attract government contracts to their companies rather than ours.

Seasonality

We do not expect any seasonality in our business.

Employees

Other than our Officers and Directors, we have three full-time and no part-time employees. We anticipate adding additional employees in the next 12 months, as needed. We do not feel that we would have any unmanageable difficulty in locating qualified staff.

Intellectual Property

In the future, we may rely on a combination of patent, trademark, copyright, and trade secret laws in the United States as well as confidentiality procedures and contractual provisions to protect our proprietary technology, databases, and our brand.

We plan to have a policy of requiring key employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. Our employee agreements also require relevant employees to assign to us all rights to any inventions made or conceived during their employment with us. In addition, we have a policy of requiring individuals and entities with which we discuss potential business relationships to sign non-disclosure agreements. Our agreements with clients include confidentiality and non-disclosure provisions.

The Company’s Property

Our mailing address is 2831 St. Rose Parkway, Suite #297 Henderson, NV 89052. Our telephone number is (415) 990-8141.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

 You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the notes thereto appearing elsewhere in this Annual Report. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the section entitled “Cautionary Statement regarding Forward-Looking Statements” and elsewhere in this Annual Report. Please see the notes to our Financial Statements for information about our Critical Accounting Policies and Recently Issued Accounting Pronouncements.

Management’s Discussion and Analysis

The Company has had limited revenues from operations in each of the last two fiscal years, and in the current fiscal year.

Business Overview

We are a Nevada corporation, originally formed as a Utah corporation under the name State Cycle, Inc. on August 7, 1974. We moved the corporation to the state of Nevada and changed our name to X Rail Enterprises, Inc. on November 5, 2015, at which time our primary business changed from mining to rail transportation, passenger excursions, rail car construction and rail related operations and services. Effective November 4, 2017, we changed our name to Las Vegas Xpress, Inc. On October 9, 2020 and pursuant to approval from FINRA, the Company effected a 4000-to-1 reverse stock split, changed its name to Maptelligent, Inc., and obtained the new ticker symbol “MAPT.”

We are on a mission to enhance physical security of structures where large gatherings of people can be found such as, schools, universities, hospitals, sports venues, shopping malls, corporate campuses, etc. We enhance the ability to provide a safer environment through the use of geospatial technology by presenting a building footprint, floorplan and associated attributes on a map for property stakeholders and first responders to access during emergency incidents. Our goal is to transform how data and information are accessed by those who need it most during a time of crisis, namely first responders. We provide a geographic platform for first responders to access site specific information enhancing situational awareness while en route and upon arrival to an incident scene. This ability to access pertinent information shortens the time it takes for tactical action thereby mitigating additional life and property threat exposure. Our geocentric system serves as a common operating picture for all stakeholders involved in maintaining and protecting physical structures and venues. Through potential partnerships with industry leaders in physical security technology, our solutions act as the data integration platform for visualizing information produced by partner’s technologies.

Once our software is completed, our customers will begin their solution journey by uploading a building floor plan via a PDF file to a hosted solution in the cloud. This low-touch and low-cost solution allows users to quickly share site specific details with public safety. Our customers seeking to share additional relevant information and data are able to use our content management cloud services making it accessible anywhere on any device with permission. We plan to offer a suite of maps and applications providing customers the ability to maintain and manage data in a mobile environment for public safety to create incident pre-plans associated with the building floor plan and for building engineers to manage maintenance schedules for critical elements of a building such as alarm panels, pull stations and fire extinguishers. We plan to provide for our customers the ability to build high fidelity floor plans, safety assessments, and system integration services making the whole system complete and comprehensive.

Results of Operations

The following are the results of our continuing operations for the year ended December 31, 2021, compared to the year ended December 31, 2020:

	Years Ended
	December 31,
	2021	2020	Change	%
Revenue	$-	$-	$-	-
Operating expense	1,196,811	1,918,117	(721,306)	(38%)
Other income (expense)	91,959,692	(104,330,703)	196,290,395	(188%)
Net income (loss)	$90,762,881	$(106,248,820)	$197,011,701	(185%)

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Revenue

During the year ended December 31, 2021 and 2020, the Company did not generate any revenue.

Operating Expenses

	Years Ended
	December 31,
	2021	2020	Change	%
General and administrative	$386,504	$118,356	$268,148	227%
Professional fees	130,434	48,698	81,736	168%
Compensation and payroll taxes	679,873	1,751,063	(1,071,190)	(61%)
Total operating expenses	$1,196,811	$1,918,117	$(721,306)	(38%)

Compensation and payroll taxes decreased by $1,071,190, or 61%, during the year ended December 31, 2021, as compared to 2020. The decrease in compensation expense in the current year is primarily due to the decrease of stock issuances to officers and directors as non-cash compensation in stock and employees’ payroll compared to 2020. Professional fees increased by $81,736, or 168%, during the year ended December 31, 2021, as compared to the same period in 2020 primarily due to legal and accounting fees. General and administrative expenses increased by $268,148, or 227%, during the year ended December 31, 2021, as compared to 2020. The increase in general and administrative expenses is primarily due to increases in marketing and software expenses.

Other Income (Expense)

	Years Ended
	December 31,
	2021	2020	Change	%

Interest expense	$(546,062)	$(150,024)	$(396,038)	264%
Change in fair value of derivative liability	92,504,847	(104,180,679)	196,685,526	(189%)
Gain on settlement of debt	907	-	907	-
Total other income (expense)	$91,959,692	$(104,330,703)	$196,290,395	(188%)

The increase in other income was primarily due to an increase in gain on change in fair value of derivative liability, from an accounting estimate primarily from the conversion feature of one convertible promissory note.

Liquidity and Capital Resources

	December 31,	December 31,
	2021	2020	Change	%
Current assets	$1,159,724	$247,114	$912,610	369%
Current liabilities	$6,541,729	$106,182,388	$(99,640,659)	(94%)
Working capital deficiency	$(5,382,005)	$(105,935,274)	$100,553,269	(95%)

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Liquidity is the ability of a company to generate funds to support asset growth, satisfy disbursement needs, maintain reserve requirements, and otherwise operate on an ongoing basis. The Company has insufficient operating revenues so is currently dependent on debt financing and sale of equity to fund operations.

As shown in the accompanying financial statements, the Company has net income of $90,762,881 and net loss of $106,248,820 for the years ended December 31, 2021 and 2020, respectively. The Company also has an accumulated deficit of $38,882,494 and negative working capital of $5,382,005 as of December 31, 2021, as well as outstanding convertible notes payable of $692,433.

As of December 31, 2021, the net income and working capital deficiency is primarily due to the non-cash accounting estimate of a derivative liability of $5.2 million, for the valuation of the discounted variable-rate conversion features on our convertible notes. Our derivative accounting estimates and disclosures should be read in conjunction with critical accounting policies and Notes 5 and 7 in our financial statements, as they are disclosed elsewhere in this Annual Report.

Management believes that it will need additional equity or debt financing to be able to implement its business plan. Given the lack of revenue, capital deficiency and negative working capital, there is substantial doubt about the Company’s ability to continue as a going concern.

We believe that the successful growth and operation of our business is dependent upon our ability to do the following:

•	obtain adequate sources of debt or equity financing to pay unfunded operating expenses and fund long-term business operations; and
•	manage or control working capital requirements by controlling operating expenses.

Management is attempting to raise additional capital via equity and debt offerings to sustain operations until it can market its services and achieves profitability. The successful outcome of future activities cannot be determined at this time and there are no assurances that, if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.

Cash Flows

	Years Ended
	December 31,
	2021	2020	Change	%
Cash used in operating activities	$(900,934)	$(670,678)	$(230,256)	34%
Cash used in investing activities	$(7,500)	$(21,900)	$14,400	(66%)
Cash provided by financing activities	$1,813,544	$754,150	$1,059,394	140%
Cash and cash equivalents on hand	$966,682	$61,572	$905,110	1,470%

Operating activities

Net cash used in operating activities for the year ended December 31, 2021 and 2020 was $900,934 and $670,678, respectively. During the year ended December 31, 2021, we generated a net income of $90,762,881, which included significant non-cash expenses of $430,868 in debt discount amortization, $253,183 in stock issued for compensation, gain on settlement of debt of $907, and gain of $92,504,847 in change in fair value of derivative liabilities, as well as $157,888 in changes in operating assets and liabilities. During the year ended December 31, 2020, we incurred a net loss of $106,248,820, which included significant non-cash expenses of $20,447 in debt discount amortization, $960,000 in stock issued for compensation, and loss of $104,180,679 in change in fair value of derivative liabilities, as well as $417,016 in changes in operating assets and liabilities.

Investing activities

During the year ended December 31, 2021, the Company lent $7,500 to related parties.

During the year ended December 31, 2020, the Company lent $36,000 to related parties and $14,100 was paid back from related parties.

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Financing activities

Net cash provided by financing activities for the year ended December 31, 2021 was $1,813,544, which consisted of $455,000 in proceeds from convertible notes payable, $1,247,950 from proceeds from issuance of common stock, $195,000 in proceeds from notes payable and $84,406 in payment to settle debt. Net cash provided by financing activities for the year ended December 31, 2020 was $754,150, which consisted of $100,000 in proceeds from convertible notes payable, $467,900 from proceeds from issuance of common stock, $230,000 in proceeds from notes payable and repayments of notes payable of $43,750.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates, judgments and assumptions that affect the amounts reported in our financial statements and accompanying notes. We believe our most critical accounting policies and estimates relate to the following:

•	Use of Estimates
•	Derivative Liability
•	Stock-based Compensation
•	Income Taxes

While our estimates and assumptions are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. For a discussion of the Company’s significant accounting policies, refer to Note 2 of Notes to the Financial Statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Amounts could materially change in the future.

Derivative Liability

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks. We evaluate all of our financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, the Company used a Black Scholes valuation model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Stock-based Compensation

The Company issues stock, options and warrants as share-based compensation to employees and non-employees.

The Company accounts for its share-based compensation to employees and non-employees in accordance ASC 718. Stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the requisite service period.

14

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred tax assets of the Company relate primarily to operating loss carryforwards for federal income tax purposes. A full valuation allowance for deferred tax assets has been provided because the Company believes it is not more likely than not that the deferred tax asset will be realized. Realization of deferred tax assets is dependent on the Company generating sufficient taxable income in future periods.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Item 3. Directors and Officers

Each of our directors holds office until the next annual meeting of our stockholders or until his or her successor has been elected and qualified, or until his or her earlier death, resignation, or removal. Our executive officers are appointed by our Board and serve until their respective successors are elected and appointed and qualify until their earlier resignation or removal from office.

Our current directors and executive officers, their ages, positions held, and duration of such, are as follows:

Name	Position	Age	Date of Appointment
Albert Koenigsberg	Former CEO, President and Director	70	5/11/20
Richard Ziccardi	CFO and Director	55	5/11/20
Glenn Corso	Director	59	5/11/20
Richard Rotanz	Director	68	5/11/20
Joseph A. Cosio-Barron	CEO, President, CCO and Director	72	7/22/20

Business Experience

The following is a brief account of the education and business experience of directors and executive officers during at least the past five years, indicating their principal occupation during the period, the name and principal business of the organization by which they were employed, and certain of their other directorships:

Richard Ziccardi - Chief Financial Officer, Board of Director

Mr. Ziccardi is a financial professional with over 30 years of experience in Banking, Insurance and Investments with a business focus on financial products. During his working career Mr. Ziccardi has held various roles including, but not limited to: Product Manager, LOB Controller, Chief of Staff, CAO, and Global Head of Revenue and RFP Pricing while supporting the servicing of Exchange Traded Funds, Mutual Funds, Hedge Funds, Private Equity, REITs and Variable Annuities. In these capacities, Mr. Ziccardi has worked on Mergers and Acquisition integrations, Client Profitability Modeling, Revenue Maximization, Sales and Client Engagement, New Product Development, Vendor Contract Negotiations, Efficiency and Expense Reduction Initiatives, Recruiting, Hiring, Training, Employee Engagement and Retention. From 2001 – 2020, Mr. Ziccardi was employed at the Bank of New York Mellon in various roles and titles including CAO and Managing Director, up to February 2020, Mr. Ziccardi was Global Head of Revenue Control - Asset Servicing. Mr. Ziccardi holds a Bachelor of Business Administration - Accounting - Hofstra University.

15

Richard Rotanz - Board of Director

Fire Chief Rotanz led in the development of New York City’s emergency planning programs. After digging himself from the debris from World Trade Center which fell around him and many others during the attacks in 2001, he was engaged to rebuild New York City’s emergency operation center at Pier 92. In that capacity, he managed the coordinated response of over 110 separate organizations from federal, state, and local governments as well as private and non-profit organizations to Ground Zero. Mr. Rotanz, was the program manager, for the NYC Department of Health & Mental Hygiene from 2014 through 2015, where he developed the program managing process for New York City’s new post emergency canvassing operations (PECO). From 2016 – 2020 Mr. Rotanz was performing doctoral studies at the Walden University. From 2017 through to current, Mr. Rotanz has been the president of Rotanz and Associates, where he consults with a team of subject matter experts and specialized firms in delivering expedient services in advancing sales/ services and survivability; thereby, increasing profits.

Glenn Corso - Chairman of the Board

Mr. Corso has over 40 years of experience in manufacturing and business operations in Diagnostic Medical and Industrial Real Time X- Ray equipment manufacturing companies. Glenn became President and CEO of Precise Optics/Photo Medic Equipment, Inc. in 1995 and President and CEO of Tecnomed USA (Bay Shore Medical Equipment Corp.) in 1990. Since 2000, Mr. Corso has owned and operated Consol Air, Inc., a company that owns and operates a Beechcraft Baron 58P which he charters for flights around the east coast. Mr. Corso worked in all aspects of the businesses from machine shop, inspection, assembly, design and production, regulatory oversight, technical writing, and ultimately management.

Joseph A. Cosio-Barron – CEO, President, Director of Compliance - Board of Director

Joseph A. Cosio-Barron is an accomplished professional with many years’ experience working within the intricacies of people management and regulatory legal compliance to ensure the viability of publicly held corporations listed on the stock exchanges.

From 2016 to 2019, Mr. Cosio-Barron served as President of Las Vegas Xpress, Inc., which provided passenger rail excursions in the U.S. From 2007 to 2016, Mr. Cosio-Barron served as Executive Vice President of Las Vegas Railway Express, Inc., which also provided passenger rail excursions in the U.S. From 2004 to 2007, Mr. Cosio-Barron served as President of Shearson Home Loans, a $1.3 billion national mortgage bank with 237 offices in 33 states and 1,450 employees. From 2002 to 2004, Mr. Cosio-Barron co-founded Liberty Capital, a $100 million asset management company based in Las Vegas, Nevada. From 1996 to 2002, Mr. Cosio-Barron served as the Managing Partner and President of CBS Consultants, Inc., a California Corporation which was a financial firm offering highly specialized services in development and lending for hotels, resorts, and casinos to include regulatory legal compliance. From 1991 to 1996, Mr. Cosio-Barron served as the Executive Vice President of Finet Holdings Corporation, a Delaware Corporation. As Executive Vice President, he was entirely responsible for the coordination of all regulatory legal compliance and the management of the sales of the staff for all the branch offices. From 1980 to 1990, Mr. Cosio-Barron served as President of Terra West Construction, a company, which he founded which in addition to building single-family subdivisions, strip, centers, duplex and four-plex units also developed syndications and formed limited partnerships for large-scale developments throughout California. From 1973 to 1980, Mr. Cosio-Barron served as Senior Vice-President of Multi-Financial Corporation, a California Corporation which was a real estate investment firm that both owned and managed commercial, retail, and residential income properties in Northern California.

Family Relationships

There are no family relationships among and between our directors, officers, persons nominated or chosen by the Company to become directors or officers, or beneficial owners of more than five percent (5%) of the any class of the Company’s equity securities.

16

Involvement in Certain Legal Proceedings

None of our directors and executive officers has been involved in any legal or regulatory proceedings, as set forth in Item 401 of Regulation S-K, during the past ten years.

Section 16(a) Beneficial Ownership Reporting Compliance

Our common stock is not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, our executive officers and directors and persons who own more than 10% of a registered class of our equity securities are not subject to the beneficial ownership reporting requirements of Section 16(a) of the Exchange Act.

Code of Ethics

We expect that we will adopt a code of business conduct and ethics that applies to all our employees, officers and directors, including those officers responsible for financial reporting. Once adopted, we will make the code of business conduct and ethics available on our website at www.maptelligent.com. We intend to post any amendments to the code, or any waivers of its requirements, on our website.

Committees of the Board

The Company does not have an audit committee nor compensation committee because of the small size and early stage of the Company.

Nominating Committee

We do not have a separately designated nominating committee because the board makes all decisions regarding director nominations.

Indemnification of Directors and Officers

Section 145 of the Nevada General Corporation Law permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a pending or completed action, suit or proceeding if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in the best interests of the corporation.

Our certificate of incorporation provides that, except in certain specified instances, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of their fiduciary duty as directors, except for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

In addition, our certificate of incorporation and bylaws obligate us to indemnify our directors and officers against expenses and other amounts reasonably incurred in connection with any proceeding arising from the fact that such person is or was an agent of ours. Our bylaws also authorize us to purchase and maintain insurance on behalf of any of our directors or officers against any liability asserted against that person in that capacity, whether or not we would have the power to indemnify that person under the provisions of the Nevada General Corporation Law. We expect to continue to enter into agreements to indemnify our directors and officers as determined by our Board of Directors. These agreements provide for indemnification of related expenses including attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

17

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding, which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as the provisions of our certificate of incorporation or bylaws provide for indemnification of directors or officers for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, we have been informed that in the opinion of the Commission this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Compensation of Directors and Executive Officers

Summary Compensation Table

The following table sets forth certain compensation awarded to, earned by, or paid to the following “named executive officers,” which is defined as follows:

(a)	all individuals serving as our principal executive officer during the year ended December 31, 2021; and

(b)	each of our two other most highly compensated executive officers who were serving as executive officers at the end of the year ended December 31, 2021.

We did not have any individuals for whom disclosure would have been required but for the fact that the individual was not serving as an executive officer as of the fiscal year ended December 31, 2021.

	Fiscal	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Name and Position	Year	($)	($)	($)(1)	($)	($)	($)	($)

Albert Koenigsberg(2)	2021	22,560	-	-	-	-	-	22,560
Former CEO and President	2020	84,600	-	250,000	-	-	-	334,600

Wanda Witoslawski(3)	2021	-	-	-	-	-	-	-
Former CFO and Treasurer	2020	13,375	-	-	-	-	-	13,375

Joseph A. Cosio-Barron(4)	2021	150,000	-	55,000	-	-	-	205,000
CEO and President	2020	60,250	-	175,000-	-	-	-	235,250

Richard Ziccardi(5)	2021	150,000	-	46,667	-	-	-	196,667
CFO and Treasurer	2020	37,500	-	250,000	-	-	-	287,500

Glenn Corso	2021	-	-	-	-	-	-	-
Chairman	2020	-	-	175,000	-	-	-	175,000

_________

(1)

For valuation purposes, the dollar amount shown is calculated based on the grant date fair value computed in accordance with FASB ASC Topic 718. The number of shares granted, the grant date, and the market price of such shares are set forth below.

(2)	Albert Koenigsberg had served as our Chief Executive Officer and President from April 15, 2020 to February 28, 2021.
(3)	Wanda Witoslawski had served as our Chief Financial Officer and Treasurer from June 1, 2020 to September 15, 2020.
(4)	Joseph A. Cosio-Barron has served as our Chief Executive Officer from February 28, 2021 through the present. Mr. Cosio-Barron was appointed a Director of the Board on July 27, 2020.
(5)	Richard Ziccardi has served as our Chief Financial Officer from October 9, 2020 through the present.

18

Employment Agreements

Joseph Cosio-Barron

On January 1, 2021, the start date of Joseph Cosio-Barron’s employment agreement with us, we entered into an Executive Agreement with Mr. Cosio-Barron (the “Agreement”), setting out his annual salary of $150,000 per year, plus the issuance of a bonus issuance of 2,000,000 shares of our Common Stock on the Agreement. On June 8, 2021, Mr. Cosio-Barron was issued 5,500,000 shares of our Common Stock as compensation. During the Term of this Agreement, Executive will be entitled to participate in an annual incentive compensation plan of the Company, as established and revised by the Board from time to time. The Agreement target annual bonus will be twenty five percent (25%) of your Base Salary in effect for such year (the “Target Bonus”), and the actual annual bonus may be more or less as determined by the Board of Directors, and will be determined based primarily upon (i) the achievement of certain corporate performance goals, as may be established and approved by from time to time by the Board of Directors, (ii) the achievement of personal performance goals as may be established by the CEO, and (iii) the overall goals and objectives of the Company. The annual bonus will only be paid at such time and in such manner as set forth in the annual incentive compensation plan document.

Richard Ziccardi

On January 1, 2021, the start date of Richard Ziccardi’s employment agreement with us, we entered into an Executive Agreement with Mr. Ziccardi (the “Agreement”), setting out his annual salary of $150,000 per year, plus the issuance of a bonus issuance of 2,000,000 shares of our Common Stock on the Agreement. On June 8, 2021 Mr. Ziccardi was issued 4,666,667 shares of our Common Stock as compensation. During the Term of this Agreement, Executive will be entitled to participate in an annual incentive compensation plan of the Company, as established and revised by the Board from time to time. The Agreement target annual bonus will be twenty five percent (25%) of your Base Salary in effect for such year (the “Target Bonus”), and the actual annual bonus may be more or less as determined by the CEO, and will be determined based primarily upon (i) the achievement of certain corporate performance goals, as may be established and approved by from time to time by the CEO, (ii) the achievement of personal performance goals as may be established by the CEO, and (iii) the overall goals and objectives of the Company. The annual bonus will only be paid at such time and in such manner as set forth in the annual incentive compensation plan document.

Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide retirement or similar benefits for our directors or executive officers.

Resignation, Retirement, Other Termination, or Change in Control Arrangements

We do not have any contracts, agreements, plans, or arrangements, whether written or unwritten, that provides for payments to our directors or executive officers at, following, or in connection with the resignation, retirement, or other termination of our directors or executive officers, or a change in control of our company or a change in our directors’ or executive officers’ responsibilities following a change in control.

Director Summary Compensation Table

None

19

Item 4. Security Ownership of Management and Certain Shareholders

The following table sets forth, as of March 31, 2022, certain information with respect to the beneficial ownership of shares of our Common Stock by (i) each of our directors (including director nominees), (ii) each of our named executive officers, (iii) our directors and executive officers as a group, and (iv) each stockholder known by us to be the beneficial owner of more than 5% of our outstanding Common Stock.

Name of Beneficial Owner(1)	Total Common Stock Shares Beneficially Owned	% of Common Stock Class(2)	Total Series A Preferred Shares Owned(3)	% of Series A Class(2)	Total Series C Preferred Shares Owned	% of Series C Class(2)	Total % of Beneficial Ownership(5)
Directors and Officers:
Glenn Corso, Director	2,125,000	0.78	-	-	4	20%	0.78%
Richard Ziccardi, CFO, Director	8,316,667	3.06	-	-	4	20%	3.06%
Joseph Cosio-Barron, CEO, President, CCO, Director	9,308,226	3.43	-	-	-	-	3.43%
Richard Rotanz, Director	3,000,000	1.10	-	-	4	20%	1.10%
Eric Kant, CTO	2,053,400	0.76	-	-	-	-	0.76%
All executive officers and directors as a group (5 persons)	24,803,293	9.13	-	-	-	60%
Five (5%) Percent Shareholders:
Not Applicable

_________

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

(2)	Based upon (i) 271,622,264 shares of Common Stock outstanding, (ii) 98,796 shares of Series A outstanding, and (iii) 20 shares of Series C outstanding as of March 31, 2022.

(3)	Each share of Series A Preferred Stock is entitled to no voting rights and each share of Series A Preferred Stock is convertible into one share of Common Stock.

(4)

Each share of Series C Preferred Stock are not convertible and has voting rights equal to four times the sum of total common stock shares issued and outstanding plus the total number of preferred series B, A and A-2 that are issued and outstanding.

(5)	Based on 271,721,061 shares calculated on fully diluted basis.

20

Item 5. Interest of Management and Others in Certain Transactions

Except as disclosed herein, no director, executive officer, shareholder holding at least 5% of shares of our common stock, or any family member thereof, had any material interest, direct or indirect, in any transaction, or proposed transaction since the year ended December 31, 2021, in which the amount involved in the transaction exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at the year-end for the last three completed fiscal years:

There are 4 directors of which 2 are independent directors and 2 are officers, using the NASDAQ definition of independence.

Note receivable for stock subscription

During the year ended December 31, 2020 the Company issued 4,835,420 shares of commons stock for $716,242, of which the Company received cash of $467,900 and a promissory note receivable from a former officer of $248,342. During the year ended December 31, 2020, $11,600 was transferred to the Company, $78,479 was used for payments of operating expenses, and $6,221 was used to settle debt with former related parties. As of December 31, 2021 and 2020, the Company recorded note receivable of $152,042. Note receivable is due on demand and bears no interest.

Due from related party

During the year ended December 31, 2020, the Company lent $36,000 and received cash repayment of $14,100. During the year ended December 31, 2021, the Company lent $7,500.

As of December 31, 2021 and 2020, the Company had due from related party of $41,000 and $33,500, respectively. Due from related party is non-bearing interest and due on demand.

Item 6. Other Information

None.

21

Item 7. Financial Statements

22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Maptelligent, Inc.

Henderson, NV

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Maptelligent, Inc. (the Company) as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Considerations

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses since inception and has not achieved profitable operations, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Pinnacle Accountancy Group of Utah

We have served as the Company’s auditor since 2018.

Pinnacle Accountancy Group of Utah

(a dba of Heaton & Company, PLLC)

Farmington, Utah

March 31, 2022

F-1

MAPTELLIGENT, INC.

BALANCE SHEETS

	December 31,	December 31,
	2021	2020
Assets
Current assets
Cash	$966,682	$61,572
Note receivable for stock subscription	152,042	152,042
Due from related party	41,000	33,500
Total current assets	1,159,724	247,114

Total Assets	$1,159,724	$247,114

Liabilities and Stockholders’ Deficit
Current Liabilities
Accounts payable and accrued liabilities	$22,716	$18,949
Accrued payroll	106,415	272,301
Accrued interest	151,709	1,213,264
Notes payable	384,708	109,355
Convertible notes payable	692,433	229,438
Derivative liability	5,159,248	102,361,488
Debt to be settled	-	1,958,593
Common stock payable	24,500	19,000
Total Current Liabilities	6,541,729	106,182,388

Total Liabilities	6,541,729	106,182,388

Stockholders’ Deficit
Preferred stock: 2,011,000 authorized; $0.00001 par value;
Preferred A, 1,000,000 shares designated, 98,796 shares issued and outstanding	1	1
Preferred C, 1,000 shares designated, 20 shares issued and outstanding	-	-
Common stock: 10,000,000,000 authorized; $0.00001 par value 246,296,788 and 23,712,522 shares issued and outstanding, respectively	2,463	237
Additional paid in capital	33,498,025	23,709,863
Accumulated deficit	(38,882,494)	(129,645,375)
Total Stockholders’ Deficit	(5,382,005)	(105,935,274)
Total Liabilities and Stockholders’ Deficit	$1,159,724	$247,114

See accompanying notes to these audited financial statements.

F-2

MAPTELLIGENT, INC.

STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2021	2020

Revenue	$-	$-

Operating expenses
General and administrative	386,504	118,356
Professional fees	130,434	48,698
Compensation and payroll taxes	679,873	1,751,063
Total operating expenses	1,196,811	1,918,117

Net loss from operations	(1,196,811)	(1,918,117)

Other income (expense)
Interest expense	(546,062)	(150,024)
Change in fair value of derivative liability	92,504,847	(104,180,679)
Gain on settlement of debt	907	-
Total other income (expense)	91,959,692	(104,330,703)

Income (loss) before income taxes	90,762,881	(106,248,820)
Provision for income taxes	-	-
Net income (loss)	$90,762,881	$(106,248,820)

Basic net income (loss) per common share	$0.69	$(55.54)
Diluted loss per common share	(0.00)	(55.54)
Basic weighted average number of common shares outstanding	132,026,785	1,913,113
Diluted weighted average number of common shares outstanding	782,023,527	1,913,113

See accompanying notes to these audited financial statements

F-3

MAPTELLIGENT, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Series A Preferred Stock		Series C Preferred Stock		Common Stock		Additional Paid in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance - December 31, 2019	98,796	$1	4	$-	879,742	$9	$19,632,880	$(23,396,555)	$(3,763,665)

Series C Preferred stock issued for services	-	-	16	-	-	-		-	-
Stock issued for cash	-	-	-	-	4,835,420	48	716,194	-	716,242
Stock issued for notes and interest conversion	-	-	-	-	2,921,472	29	2,400,940	-	2,400,969
Stock issued for compensation - related party	-	-	-	-	15,075,000	151	959,849	-	960,000
Reverse stock split adjustment for fractional shares	-	-	-	-	888	-	-	-	-
Net loss	-	-	-	-		-	-	(106,248,820)	(106,248,820)
Balance - December 31, 2020	98,796	$1	20	$-	23,712,522	$237	$23,709,863	$(129,645,375)	$(105,935,274)

Stock issued for cash	-	-	-	-	127,943,425	1,279	1,271,721	-	1,273,000
Stock issued for notes and interest conversion	-	-	-	-	72,372,320	724	6,215,995	-	6,216,719
Stock issued for settlement of debt - related party	-	-	-	-	1,281,787	13	1,873,727	-	1,873,740
Settlement of debt – related party	-	-	-	-	-	-	173,746	-	173,746
Stock issued for compensation	-	-	-	-	6,150,000	62	68,438	-	68,500
Stock issued for compensation - related party					14,836,734	148	184,535	-	184,683
Net income	-	-	-	-	-	-	-	90,762,881	90,762,881
Balance - December 31, 2021	98,796	$1	20	$-	246,296,788	$2,463	$33,498,025	$(38,882,494)	$(5,382,005)

See accompanying notes to these audited financial statements

F-4

MAPTELLIGENT, INC.

STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$90,762,881	$(106,248,820)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amortization of debt discount	430,868	20,447
Common stock issued for compensation	253,183	960,000
Change in fair value of derivative liability	(92,504,847)	104,180,679
Gain on settlement of debt	(907)	-
Changes in operating assets and liabilities:
Due from related party	-	78,479
Accounts payable and accrued liabilities	4,676	57,709
Accrued payroll	7,413	192,752
Accrued interest	115,249	50,862
Accrued expenses - related parties	-	18,214
Common stock payable	30,550	19,000
Net Cash used in Operating Activities	(900,934)	(670,678)

CASH FLOWS FROM INVESTING ACTIVITIES:
Lending to related party	(7,500)	(36,000)
Repayment from related party	-	14,100
Net Cash used in Investing Activities	(7,500)	(21,900)

CASH FLOWS FROM FINANCING ACTIVITIES:
Debt to be settled	(84,406)	-
Proceeds from convertible notes payable	455,000	100,000
Proceeds from stock sale	1,247,950	467,900
Proceeds from notes payable	195,000	230,000
Repayments on notes payable	-	(43,750)
Net Cash provided by Financing Activities	1,813,544	754,150
Net change in cash	905,110	61,572
Cash, beginning of period	61,572	-

Cash, end of period	$966,682	$61,572
Supplemental cash flow information
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-
Non-cash Investing and Financing transactions:
Conversion of notes payable and accrued interest to common stock	$6,216,719	$2,400,969
Common stock issued for stock payable	$19,000	$-
Derivative liability recognized as debt discounts	$281,533	$192,400
Note receivable for stock subscription	$-	$248,342
Settlement of debt - related party	$173,746	$-
Stock issued for settlement of debt - related party	$1,873,740	$-

See accompanying notes to these audited financial statements

F-5

MAPTELLIGENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 1 - DESCRIPTION OF BUSINESS:

The Company is a Nevada corporation, originally formed as a Utah corporation under the name State Cycle, Inc. on August 7, 1974. The Company re-domiciled to the state of Nevada and changed its name to X Rail Enterprises, Inc. on November 5, 2015, at which time its primary business changed from mining to rail transportation, passenger excursions, rail car construction and rail related operations and services. Effective November 4, 2017, the Company changed its name to Las Vegas Xpress, Inc. On April 13, 2020, the Company entered into an asset purchase agreement (the “Agreement”) with an entity affiliated with the Company’s CEO, whereby the Company would acquire certain intellectual property in connection with a planned change in business to assist first responders with data access and transfer in times of crisis using geospatial technology.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation:

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Revenue Recognition:

The Company recognizes revenue from the sale of services in accordance with ASC 606, “Revenue Recognition,” only when all of the following criteria have been met:

(i)	Identify the contract(s) with a customer;
(ii)	Identify the performance obligations in the contract(s);
(iii)	Determine the transaction price;
(iv)	Allocate the transaction price to the performance obligations in the contract(s);
(v)	Recognize revenue when the Company satisfies a performance obligation.

The Company did not engage in any revenue-generating activities during the years ended December 31, 2021 and 2020.

Risks and Uncertainties:

The Company operates in an industry that is subject to some competition and could have a materially adverse impact on the Company’s operations.

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Amounts could materially change in the future.

Cash and Cash Equivalents:

The Company considers all highly liquid holdings with maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2021 and 2020, the Company had $866,627 and $61,572 in cash, respectively, and $100,055 and $0 of cash equivalents.

F-6

Basic and Diluted Loss Per Share:

In accordance with ASC 260, “Earnings per Share,” the basic income (loss) per common share is computed by dividing the net income (loss) available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings (loss) per share reflect per share amounts that would have resulted if potentially dilutive common stock equivalents had been converted to common stock. Common stock equivalents have not been included in the earnings (loss) per share computation for the year ended December 31, 2020 as the amounts are anti-dilutive due to net losses.

For the year ended 2020, the following common stock equivalents were excluded from the computation of diluted net loss per share as the result was anti-dilutive.

December 31,
2020
Convertible notes	378,969,960
Preferred A Stock	98,796
Warrants	146,668
379,215,424

Income Taxes:

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred tax assets of the Company relate primarily to operating loss carryforwards for federal income tax purposes. A full valuation allowance for deferred tax assets has been provided because the Company believes it is not more likely than not that the deferred tax asset will be realized. Realization of deferred tax assets is dependent on the Company generating sufficient taxable income in future periods.

The Company periodically evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. As of December 31, 2021 and 2020, the Company has not established a liability for uncertain tax positions.

Share Based Payment:

The Company issues stock, options and warrants as share-based compensation to employees and non-employees.

The Company accounts for its share-based compensation to employees and non-employees in accordance with ASC 718. Stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the requisite service period.

During the years ended December 31, 2021 and 2020, the Company incurred $253,183 and $960,000, respectively, in stock- based compensation to employees and consultants, for which it issued 20,986,734 and 15,075,000, respectively, shares of common stock.

F-7

Fair Value of Financial Instruments:

The Company adopted ASC 820, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value which focuses on an exit price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also prioritizes, within the measurement of fair value, the use of market-based information over entity specific information and establishes a three-level hierarchy for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date.

The three-level hierarchy for fair value measurements is defined as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets; liabilities in active markets;

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability other than quoted prices, either directly or indirectly, including inputs in markets that are not considered to be active; or directly or indirectly including inputs in markets that are not considered to be active;

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement

The following table summarizes fair value measurements by level at December 31, 2021 and 2020, measured at fair value on a recurring basis:

December 31, 2021	Level 1	Level 2	Level 3	Total
Liabilities
Derivative Liabilities	$-	$-	$5,159,248	$5,159,248

December 31, 2020	Level 1	Level 2	Level 3	Total
Liabilities
Derivative Liabilities	$-	$-	$102,361,488	$102,361,488

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks. We evaluate all of our financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, the Company used a Black Scholes valuation model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, ASC Subtopic 470-20 “Debt—Debt with “Conversion and Other Options” and ASC subtopic 815-40 “Hedging—Contracts in Entity’s Own Equity”. The standard reduced the number of accounting models for convertible debt instruments and convertible preferred stock. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting; and, (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

F-8

COVID-19

A novel strain of coronavirus (COVID-19) was first identified in December 2019, and subsequently declared a global pandemic by the World Health Organization on March 11, 2020. As a result of the outbreak, many companies have experienced disruptions in their operations and in markets served. The Company has instituted some and may take additional temporary precautionary measures intended to help ensure the well-being of its employees and minimize business disruption. The Company considered the impact of COVID-19 on the assumptions and estimates used and determined that there were no material adverse impacts on the Company’s results of operations and financial position as of and for the year ended December 31, 2021. The full extent of the future impacts of COVID-19 on the Company’s operations is uncertain. A prolonged outbreak could have a material adverse impact on financial results and business operations of the Company. The Company is not aware of any specific event or circumstance that would require an update to its estimates or judgments or a revision of the carrying value of its assets or liabilities. This determination may change as new events occur and additional information is obtained. Actual results could differ from our estimates and judgments, and any such differences may be material to our financial statements. These estimates may change, as new events occur and additional information is obtained.

NOTE 3 – GOING CONCERN:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has a net cash used in operating activities of $900,934 for the year ended December 31, 2021. The Company also has an accumulated deficit of $38,882,494 and a negative working capital of $5,382,005 as of December 31, 2021. Management believes that it will need additional equity or debt financing to be able to implement its business plan. Given the lack of revenue, capital deficiency and negative working capital, there is substantial doubt about the Company’s ability to continue as a going concern.

While we expect the impacts of COVID-19 may have an adverse effect on our business, financial condition and results of operations, we are unable to predict the extent or nature of these impacts at this time.

Management is attempting to raise additional equity and debt to sustain operations until it can market its services and achieves profitability. The successful outcome of future activities cannot be determined at this time and there are no assurances that, if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.

The accompanying financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4 - NOTES PAYABLE

Notes payable

As of December 31, 2021 and 2020, the Company has notes payable as follows,

	December 31,	December 31,
	2021	2020

Promissory note issued on December 10, 2020	$220,000	$220,000
Promissory note issued on February 10, 2021	220,000	-
	440,000	220,000
Less unamortized debt discount	(55,292)	(110,645)
Total outstanding notes payable	$384,708	$109,355

F-9

During the years ended December 31, 2021 and 2020, the Company recorded interest expense of $49,907 and $1,591, respectively. As of December 31, 2021 and 2020, the Company had accrued interest of $51,498 and $1,591, respectively.

Notes payable issued in Fiscal year 2020

On November 25, 2020, the Company issued notes payable of $43,750. This note was unsecured, bore interest at 12% per annum, had no maturity date and was due on demand. The Company received $35,000 and recorded $8,750 as debt discount. During the year ended December 31, 2020, the Company fully repaid $43,750 and recorded amortization of discount of $8,750.

On December 10, 2020 (the “Closing Date”), the Company entered into a Securities Purchase Agreement (the “SPA”), pursuant to which the Company purchased two promissory notes, each with a principal amount of $220,000, for a total principal amount of $440,000. The first Note was issued by the Company on the Closing Date and second Note was issued in February 2021. The Initial Note has an interest rate of 12% per annum and a maturity date of June 10, 2022. The Company received $195,000 from the first Note and recorded $25,000 as debt discount. In addition to the Initial Note, on the Closing Date, the Company issued a warrant to acquire 146,667 shares of Common Stock at an exercise price of $1.50 per share. The warrant contains a cashless exercise provision and expires on the fifth anniversary of the warrant. The Company identified conversion features embedded within warrants issued during the period ended December 31, 2020. The Company has determined that the conversion feature of the Warrants represents an embedded derivative since the conversion price includes a reset provision which could cause adjustments upon conversion. We accounted for the issuance of the Warrants as a derivative and recorded derivative liability of $92,400 as debt discount. During the year ended December 31, 2020, the Company recorded amortization of discount of $6,755.

Notes payable issued in Fiscal year 2021

On February 10, 2021, the second note payable, as part of the Securities Purchase Agreement entered into on December 10, 2020, was issued. The second note has an interest rate of 12% per annum and a maturity date of August 10, 2022. The Company received $195,000 and recorded $25,000 as debt discount. In addition, the Company issued a warrant to acquire 146,667 shares of Common Stock at an exercise price of $1.50 per share. The Company has determined that the conversion feature of the Warrants represents an embedded derivative since the conversion price includes a reset provision which could cause adjustments upon conversion. We accounted for the issuance of the Warrants as a derivative and recorded derivative liability of $31,533 as debt discount. During the year ended December 31, 2021, on the two notes the Company recorded total amortization of debt discount of $111,886.

Notes payable – related parties

The Company acquires on-going funding on an as-needed basis from related parties that include the Company’s officers, directors, majority shareholders, and these parties’ affiliates, pursuant to promissory notes with various origination dates in 2015 and 2017.

As of December 31, 2021 and 2020 outstanding notes payable – related parties are as follows:

	December 31,	December 31,
	2021	2020

Promissory note to an affiliate of the Company’s CFO, dated September 30, 2015, bearing no interest payable on demand	$-	$349,573
Promissory note to our CFO, dated December 15, 2015, bearing interest at 10% annually, payable on demand	-	41,810
Promissory note to a former CEO, dated December 15, 2015, bearing interest at 10% annually, payable on demand	-	24,101
Promissory note to a former CEO’ spouse, dated December 15, 2015, bearing interest at 10% annually, payable on demand	-	53,994
Promissory note to a former CEO, dated September 30, 2017, bearing 10% interest, payable on demand	-	59,044
Promissory note to our CFO, dated September 30, 2017, bearing 10% interest, payable on demand	-	3,200
	$-	$531,722
Reclassification to debt to be settled (Note 12)	-	(531,722)

F-10

For the years ended December 31, 2021 and 2020, proceeds from related parties totaled $0 and $0, and interest of $0 and $18,214 was accrued. Accrued interest on related party loans totaled $0 and $82,536 as of December 31, 2021 and 2020, respectively.

In January 2021, the Company entered into a mutual agreement, whereby certain notes payable – related parties and accrued interest were fully settled (see Note 12).

NOTE 5 - CONVERTIBLE NOTES PAYABLE

As of December 31, 2021 and 2020, the Company has convertible notes payable as follows:

	December 31,	December 31,
	2021	2020

Promissory note, dated June 2, 2017, bearing interest of 4% annually, payable within a year	$18,260	$18,260
Promissory note, dated September 30, 2017, bearing 10% interest, payable on demand	12,000	12,000
Promissory note, dated November 27, 2017 bearing interest of 12% annually, payable within a year	-	17,116
Promissory note, dated December 20, 2017, bearing interest of 12% annually, payable on September 20, 2018	-	39,591
Promissory note, dated January 5, 2018, bearing interest of 10% annually, payable on July 5, 2018	33,249	37,529
Promissory note, dated April 20, 2018, bearing interest of 12% annually, payable on April 20, 2019	50,000	50,000
Promissory note, dated April 30, 2018, bearing interest of 12% annually, payable on April 30, 2019	50,000	50,000
Promissory note, dated November 23, 2020, bearing interest of 10% annually, payable on November 23, 2021	200,000	100,000
Promissory note, dated February 12, 2021, bearing interest of 10% annually, payable on February 12, 2022	50,000	-
Promissory note, dated March 29, 2021, bearing interest of 10% annually, payable on March 29, 2022	100,000	-
Promissory note, dated August 2, 2021, bearing interest of 10% annually, payable on August 2, 2022	53,750	-
Promissory note, dated August 30, 2021, bearing interest of 10% annually, payable on August 30, 2022	38,750	-
Promissory note, dated October 14, 2021, bearing interest of 10% annually, payable on October 14, 2022	43,750	-
Promissory note, dated November 8, 2021, bearing interest of 10% annually, payable on November 8, 2022	43,750	-
Promissory note, dated December 27, 2021, bearing interest of 10% annually, payable on December 27, 2022	43,750	-
Convertible notes before debt discount	737,259	324,496
Less unamortized debt discount	(44,826)	(95,058)
Total outstanding convertible notes payable	$692,433	$229,438

F-11

During the years ended December 31, 2021, and 2020, the Company recognized interest expense of $65,342 and $47,771 and amortization of debt discount, included in interest expense, of $318,982 and $4,942, respectively. As of December 31, 2021 and 2020, the Company recorded accrued interest of $100,210 and $1,213,264, respectively.

Conversion

During the year ended December 31, 2021, the Company converted convertible note principal and accrued interest of $1,237,791 into 72,372,320 shares of common stock. The corresponding derivative liability at the date of conversion of $4,978,928, was settled through additional paid in capital.

During the year ended December 31, 2020, the Company converted convertible note principal and accrued interest of $245,700 into 2,921,472 shares of common stock. The corresponding derivative liability at the date of conversion of $2,155,269, was settled through additional paid in capital.

The Company has entered into various convertible notes with variable conversion rates that create derivative liabilities. A description of outstanding convertible notes payable is as follows:

Promissory Notes - Issued in fiscal year 2017

During the year ended December 31, 2017, the Company issued a total of $265,900 of notes with the following terms:

•	Terms ranging from 9 months to 12 months. Certain note is due on demand.
•	Annual interest rates of 4% - 12%.
•	Convertible at the option of the holders at issuance.
•	Conversion prices are typically based on the discounted (35 - 50% discount) lowest trading prices of the Company’s shares during various periods prior to conversion, the closing sale price
•	Certain notes are currently in default. Default interest rates are $24%.

Promissory Notes - Issued in fiscal year 2018

During the year ended December 31, 2018, the Company issued a total of $325,000 of notes with the following terms:

•	Terms ranging from 6 months to 12 months.
•	Annual interest rates of 8% - 12%.
•	Convertible at the option of the holders at issuance.
•

Conversion prices are typically based on the discounted (25 - 50% discount) average closing prices or lowest trading prices of the Company’s shares during various periods prior to conversion. Certain note has a fixed conversion price of $0.0001.

•	Notes are currently in default. Default interest rates are $24%.

Promissory Notes - Issued in fiscal year 2020

During the year ended December 31, 2020, the Company issued a note of $100,000 with the following terms:

•	Term is 12 months.
•	Annual interest rate of 10%.
•	Convertible at the option of the holders at issuance.
•	Conversion price is the lesser of a) $0.40 or b) 50% of the lowest Trading Price during 20 trading days

During the year ended December 31, 2021, the Company issued an additional tranche of $100,000.

F-12

Promissory Notes - Issued in fiscal year 2021

During the year ended December 31, 2021, the Company issued a total of $373,750 in notes with the following terms:

•	Term is 12 months.
•	Annual interest rate of 10%.
•	Convertible at the option of the holders at issuance.
•	Conversion price is the lesser of a) $0.10 or b) 50% of the lowest Trading Price during 20 trading days or Conversion price is 65% of the lowest Trading Price during 10 trading days.

The notes include original issue discounts and financing costs of $18,750 and the Company received cash of $355,000.

Derivative liabilities

The Company determined that the exercise feature of the warrants met the definition of a liability in accordance with ASC Topic No. 815 - 40, Derivatives and Hedging - Contracts in Entity’s Own Stock. The Company will bifurcate the embedded conversion option in the note once the note becomes convertible and account for it as a derivative liability. The fair value of the warrants was recorded as a debt discount being amortized to interest expense over the term of the note.

The Company valued the conversion features using the Black Scholes valuation model. The fair value of the derivative liability for all the notes and warrants that became convertible for the year ended December 31, 2021 amounted to $606,699. $250,000 of the value assigned to the derivative liability was recognized as a debt discount to the notes while the balance of $356,699 was recognized as a “day 1” derivative loss.

The Company valued the conversion features using the Black Scholes valuation model. The fair value of the derivative liability for all the note and warrants that became convertible for the year ended December 31, 2020 amounted to $1,596,647. $100,000 of the value assigned to the derivative liability was recognized as a debt discount to the notes while the balance of $1,496,647 was recognized as a “day 1” derivative loss.

NOTE 6 - WARRANTS

During the year ended December 31, 2021, the Company issued 146,667 warrants with an exercise price of $1.50 per common share, for a period of 5 years (Note 4).

During the year ended December 31, 2020, the Company issued 146,667 warrants with an exercise price of $1.50 per common share, for a period of 5 years (Note 4).

The Company determined that the warrants qualify for derivative accounting as a result of the reset feature, which led to no explicit limit to the number of shares to be delivered upon future settlement of the conversion options.

F-13

The following summarizes the Company’s warrant activity during the years ended December 31, 2021 and 2020:

	Warrants	Weighted average exercise price	Weighted average remaining life (Year)
Outstanding - December 31, 2019	1	3,000,000	1.33

Granted	146,667	1.50	5.00
Cancelled	(1)	-	-
Outstanding - December 31, 2020	146,667	$1.50	4.95

Granted	146,667	1.50	5.00
Outstanding - December 31, 2021	293,334	$1.50	4.03

The intrinsic value of the warrants as of December 31, 2021 is $0. All of the outstanding warrants are exercisable as of December 31, 2021.

NOTE 7 - DERIVATIVE INSTRUMENTS

The Company analyzed the conversion options in its convertible notes and warrants for derivative accounting consideration under ASC 815, Derivatives and Hedging, and determined that the instrument should be classified as a liability since the discounted variable-rate conversion option becomes effective at issuance resulting in there being no explicit limit to the number of shares to be delivered upon settlement of the above conversion options.

Fair Value Assumptions Used in Accounting for Derivative Liabilities.

ASC 815 requires we assess the fair market value of derivative liability at the end of each reporting period and recognize any change in the fair market value as other income or expense item.

The Company determined our derivative liabilities to be a Level 3 fair value measurement and used the Black-Scholes pricing model to calculate the fair value as of December 31, 2021. The Black-Scholes model requires six basic data inputs: the exercise or strike price, expected time to expiration, the risk-free interest rate, the current stock price, the estimated volatility of the stock price in the future, and the dividend rate. Changes to these inputs could produce a significantly higher or lower fair value measurement. The fair value of each convertible note is estimated using the Black-Scholes valuation model.

During the years ended December 31, 2021 and 2020, the estimated fair values of the liabilities measured on a recurring basis are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2021	2020
Expected life in years	0.12 - 5 years	0.90 - 5 years
Stock price volatility	135% - 1456%	895% - 1444%
Discount rate	0.04% - 1.26%	0.10% - 0.39%
Expected dividends	None	None

The following table summarizes the changes in the derivative liabilities during the years ended December 31, 2021 and 2020:

Fair Value Measurements Using Significant Observable Inputs (Level 3)

Balance - December 31, 2019	$143,678

Addition of new derivatives recognized as debt discounts	192,400
Addition of new derivatives recognized as loss on derivatives	1,404,247
Settled upon conversion of debt	(2,155,269)
Gain on change in fair value of the derivative	102,776,432
Balance - December 31, 2020	$102,361,488

Addition of new derivatives recognized as debt discounts	281,533
Addition of new derivatives recognized as loss on derivatives	356,699
Settled upon conversion of debt	(4,978,926)
Gain on change in fair value of the derivative	(92,861,546)
Balance - December 31, 2021	$5,159,248

F-14

The aggregate (gain) loss on derivatives during the year ended December 31, 2021 and 2020 was as follows:

	Year ended
	December 31,
	2021	2020
Addition of new derivatives recognized as loss on derivatives	$356,699	$1,404,247
Change in fair value of the derivative	(92,861,546)	102,776,432
	$(92,504,847)	$104,180,679

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company takes exemption from ASC 842, “Leases,” as it rents an office at 2831 St. Rose Pkwy, Henderson, Nevada on month-to-month basis for $75 a month.

Litigation

We are not party to any material legal proceedings.

NOTE 9 - EQUITY

Reverse Stock Split

On October 9, 2020 and pursuant to FINRA approval, the Company changed its name to Maptelligent, Inc., obtained a new ticker symbol “MAPT,” and effected a 4,000-to-1 reverse stock split. All share information in these financial statements retroactively reflect this reverse stock split.

Authorization of Common and Preferred Stock

The Company is authorized to issue 10,000,000,000 shares of common stock and 1,000,000 shares of preferred A (each share convertible on one for one base for common stock, no voting rights), 10,000 shares of preferred A-2 (each share convertible into four times the sum of all shares of common stock issued and outstanding with the same voting rights), 1,000,000 shares of preferred B (each share convertible into 10 shares of common stock and has 10 votes for any election) and 1,000 shares of preferred C (each share is not convertible and has voting rights equal to four time the sum of total common stock shares issued and outstanding plus the total number of series B, A and A-2 that are issued and outstanding).

Preferred A Stock

As of December 31, 2021, and 2020, 98,796 shares of the Company’s Preferred A Stock were issued and outstanding.

Preferred C Stock

As of December 31, 2021 and 2020, 20 shares of the Company’s Preferred C Stock were issued and outstanding.

F-15

During the year ended December 31, 2020, the Company issued 16 shares to our officers and directors, valued at $0.00001 per share, for services.

Common Stock

During the year ended December 31, 2021, the Company issued 222,584,266 common shares as follows:

•	72,372,320 shares of common stock for conversion of debt of $6,216,719.
•	1,281,787 shares of common stock for settlement of debt of $1,873,740.
•	500,000 shares of common stock for stock payable of $6,050.
•	127,943,425 shares of common stock for cash of $1,273,000.
•	14,836,734 shares of common stock to related parties for compensation valued at $184,683.
•	5,650,000 shares of common stock for consulting service valued at $62,450.

During the year ended December 31, 2020, the Company issued 22,832,780 common shares as follows:

•	4,835,420 shares of commons stock for $716,242, consisting of cash of $467,900 and a promissory note receivable from a former officer of the Company for $248,342.
•	15,075,000 shares of common stock for employee and directors’ compensation of $960,000.
•	2,921,472 shares of common stock for conversion of debt of $2,400,969.
•	888 shares of common stock for reverse split adjustment for fractional shares.

Stock payable

As of December 31, 2021, the Company recorded stock payable of $24,500 which is 2,400,000 shares to be issued.

NOTE 10 - INCOME TAXES

The Company accounts for income taxes under ASC 740 ”Income Taxes.” Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred tax assets of the Company relate primarily to operating loss carryforwards for federal income tax purposes. A full valuation allowance for deferred tax assets has been provided because the Company believes it is more likely than not that the deferred tax asset will be realized. Realization of deferred tax assets is dependent on the Company generating sufficient taxable income in future periods.

The Company periodically evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. As of December 31, 2021 and 2020, the Company has not established a liability for uncertain tax positions.

Any uncertain tax positions would be related to tax years that remain open and subject to examination by the relevant tax authorities. The Company has no liabilities related to uncertain tax positions or unrecognized benefits as of December 31, 2021 or 2020. The Company has not accrued for interest or penalties associated with unrecognized tax liabilities.

As of December 31, 2021, the Company had net operating loss carry forwards of approximately $15 million, which may be available to offset future taxable income for tax purposes. This carry forward may be limited upon the ownership change under IRC Section 382.

F-16

The Components of the deferred tax asset at December 31, 2021 and 2020 are as follows:

	2021	2020
Net Operating loss carry forward	$3,164,000	$2,942,000
Valuation allowance	(3,164,000)	(2,942,000)
Total deferred tax asset	$-	$-

A reconciliation of the effective Federal tax expense to the amount derived by applying the Federal Statutory rate to pretax loss for 2021 and 2020:

	2021	2020
Pre-tax loss (income) at Federal Statutory rate of 21%	$(19,060,000)	$22,312,000
Non-deductible differences	19,282,000	(22,084,000)
Change in valuation allowance	(222,000)	(228,000)
Net tax expense (benefit)	$-	$-

The tax years from 2015 forward are open for examination by the Internal Revenue Service.

NOTE 11 - RELATED-PARTY TRANSACTIONS

Note receivable for stock subscription

During the year ended December 31, 2020, the Company issued 4,835,420 shares of commons stock for $716,242, of which the Company received cash of $467,900 and a promissory note receivable from a former officer of $248,342. During the year ended December 31, 2020, $11,600 was transferred to the Company, $78,479 was used for payments of operating expenses, and $6,221 was used to settle debt with former related parties (see Note 12). As of December 31, 2021, and 2020, the Company recorded note receivable for stock subscription of $152,042, which is due on demand and bears no interest.

Due from related party

During the year ended December 31, 2021, the Company lent $7,500. The loan was to a former executive for an obligation said executive had on behalf of a former company.

During the year ended December 31, 2020, the Company lent $36,000 and received cash of $2,500.

As of December 31, 2021 and 2020, the Company had due from related party of $41,000 and $33,500, respectively. Due from related party is non-bearing interest and due on demand.

Employment agreement

As of December 31, 2020, the Company reported accrued salary of $1,289,801 to our former CEO, CFO and a spouse of CEO which was reclassified to debt to be settled (Note 12). During the year ended December 31, 2021, accrued salary was fully settled.

Debt forgiveness

During the year ended December 31, 2021, accrued salaries for former management were forgiven and the Company recorded $173,746 as additional paid in capital.

F-17

NOTE 12 – DEBT SETTLED

On January 8, 2021, the Company entered into a Mutual Agreement and General Release of All Claims (the “Agreement”) with United Rail, a Nevada corporation (“United Rail”), Michael Barron, Allegheny Nevada Holdings Corp., a Nevada corporation (“Allegheny”), Dianne David, Wanda Witoslawski and Barron Partners, a Nevada corporation (“Barron Partners,” and together with United Rail, Barron, Allegheny, David and Witoslawski, the “Releasors”). On April 13, 2020, the Company, under its former name, as Vegas Xpress, Inc., entered into an Asset Purchase Agreement with GEOcommand, Inc. (“GEOcommand”) to acquire certain assets of GEOcommand (the “APA”). The APA included the certain existing debt of GEOcommand owed to each of the Releasors. Under the Agreement, United Rail and Barron agreed to assume the Company debt owed to certain vendors in the amount of $60,755, as listed on Schedule A of the Agreement (the “Vendor Debt”). Additionally, the Company agrees to pay an amount equal to $182,149 (the “Settlement Payment”) to settle certain notes payable in an amount equal to $531,772 owed certain of the Releasors (the “Releasing Debt”). Half of the Settlement Payment, amount equal to $91,075, less a $6,221 past due payment that Barron Partners owes the Company, will be paid in the form of cash (the “Cash Payment”). A quarter of the Cash Payment will be paid on the closing date of the Agreement (the “Closing Date”), with the remaining $68,306 of the Cash Payment to be paid 120 days following the Closing Date. The second half of the Settlement Agreement will be in the form of the Company’s common stock, par value $0.00001 (the “Common Stock”), at a price of $0.80 per share of Common Stock. The Settlement Payment is in exchange for the Releasor’s release of the Company and settlement of the Releasing Debt pursuant to the terms of the Agreement. In addition, pursuant to the Agreement, the Company agreed to pay $604,067 to settle Accrued Salary Expense due to the Releasors in the amount of $959,517 in the form of Common Stock. The Agreement contains standard covenants and terms found in similar agreements.

The following table shows the balance which was included in the debt to be settled as of December 31, 2020:

Accounts payable	$60,755
Notes payable to related parties	531,722
Accrued interest - related parties	82,536
Accrued payroll	1,289,801
Due from related party	(6,221)
$1,958,593

The debt was settled as follows:

Cash	$84,853
1,281,787 shares of Common stock	1,025,425
Debt forgiveness to apply to additional paid in capital	848,315
$1,958,593

NOTE 13: NET INCOME (LOSS) PER COMMON SHARE

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the periods. Diluted net income per common share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the periods. Common equivalent shares consist of convertible preferred stock and convertible notes that are computed using the if-converted method, and outstanding warrants that are computed using the treasury stock method. Antidilutive stock awards consist of stock options that would have been antidilutive in the application of the treasury stock method.

	Year Ended December 31, 2021	Year Ended December 31, 2020
Numerator:
Net income (loss)	$90,762,881	$(106,248,820)
Gain on change in fair value of derivatives	(92,504,847)	-
Interest on convertible debt	65,342	-
Net loss - diluted	$(1,676,624)	$(106,248,820)

Denominator:
Weighted average common shares outstanding	132,026,785	1,913,113
Effect of dilutive shares	649,996,742	-
Diluted	782,023,527	1,913,113

Net income (loss) per common share:
Basic	$0.69	$(55.54)
Diluted	$(0.00)	$(55.54)

For the year ended December 31, 2020, the convertible instruments and warrants are anti-dilutive and therefore, have been excluded from earnings (loss) per share.

F-18

NOTE 14 - SUBSEQUENT EVENTS

The Company evaluated events subsequent to December 31, 2021, through the date these financial statements were approved for issuance on March 31, 2022, and noted the following events requiring disclosure:

On January 4 and 27 2022, the Company issued a total of 2,225,000 shares per agreements for compensation.

On February 7, 2022, $15,000 of principle of a convertible note was converted at $0.0039 to 3,846,154 common shares.

On February 24, 2022, $12,000 of principle of a convertible note was converted at $0.0023 to 5,217,391 common shares.

On March 10, 2022, $15,000 of principle of a convertible note was converted at $0.0022 to 6,818,181 common shares.

On March 18, 2022, $11,750 of principle and $2,687 of interest for a total of $14,437 of a convertible note was converted at $0.0020 to 7,218,750 common shares.

F-19

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Description

2.1	Articles of Incorporation (incorporated by reference to Registration Statement on Form S-1 filed on June 14, 2017)
2.2	Certificate of Amendment to Articles of Incorporation (incorporated by reference to Registration Statement on Form S-1 filed June 14, 2017)
2.3	By-Laws of the Company (incorporated by reference to Registration Statement on Form 8-A 12G filed November 30, 2017)
3.1	Description of Securities (incorporated by reference to exhibit 4.1 on Form 10-K, filed on March 31, 2022)
6.1	License Agreement between the Company and Las Vegas Railway Express, Inc.
6.2	Letter agreement between the Company and BGR Government Affairs, LLC (incorporated by reference to Registration Statement on Form S-1 filed June 14, 2017)
6.3	Form of Share Exchange Agreement between the Company and shareholder of Las Vegas Railway Express, Inc. (incorporated by reference to Registration Statement on Form S-1 filed on June 14, 2017)
6.4	Convertible note with East Shore Equities, LLC, dated June 2, 2017 (incorporated by reference to Form 10-K filed April 2, 2018)
6.5	Convertible note with Cardio Infrared Technologies, Inc., dated September 30, 2017 (incorporated by reference to Form 10-K filed April 2, 2018)
6.6	Convertible note with Power Up Lending Group LTD, dated November 1, 2017 (incorporated by reference to Form 10-K filed April 2, 2018)
6.7	Convertible note with EMA Financial, LLC, dated November 27, 2017 (incorporated by reference to Form 10-K filed April 2, 2018)
6.8	Convertible note with Adar Bays, LLC, dated December 18, 2017 (incorporated by reference to Form 10-K filed April 2, 2018)
6.9	Convertible note with Auctus Fund, LLC, dated December 20, 2017 (incorporated by reference to Form 10-K filed April 2, 2018)
6.10	Convertible note with Power Up Lending Group LTD, dated December 21, 2017 (incorporated by reference to Form 10-K filed April 2, 2018)
6.11	Employment agreement with Michael Barron dated December 15, 2017 (incorporated by reference to Form 10-K filed April 2, 2018)
6.12	Employment agreement with Wanda Witoslawski dated December 15, 2017 (incorporated by reference to Form 10-K filed April 2, 2018)
6.13	Employment agreement with Joseph Cosio-Barron dated December 15, 2017 (incorporated by reference to Form 10-K filed April 2, 2018)
6.14	Convertible note with BGR Government Affairs, LLC, dated April 30, 2018 (incorporated by reference to Form 10-K filed April 15, 2019)
6.15	Convertible note with Albee There Too, LP, dated April 20, 2018 (incorporated by reference to Form 10-K filed April 15, 2019)
6.16	Convertible note with L2 Capital, LLC, dated April 17, 2018 (incorporated by reference to Form 10-K filed April 15, 2019)
6.17	Convertible note with GPL Ventures LLC, dated January 5, 2018 (incorporated by reference to Form 10-K filed April 15, 2019)
6.18	Convertible note with Power Up Lending Group LTD, dated November 14, 2018 (incorporated by reference to Form 10-K filed April 15, 2019)
6.19	Reseller Agreement, dated March 22, 2021, by and between GeoCommand, Inc. and Maptelligent, Inc (incorporated by reference to Form 8-K filed March 26, 2021)
6.20	Settlement Agreement, dated March 30, 2021, by and between GeoCommand, Inc., Albert Koenigsberg and Maptelligent, Inc. (incorporated by reference to exhibit 10.20, Form 10-K filed March 31, 2021)
11.1	Consent of Pinnacle Accountancy Group of Utah

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAPTELLIGENT, Inc.

May 5, 2022	/s/ Joseph Cosio-Barron
Joseph Cosio-Barron, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated

Name	Title	Date

/s/ Joseph Cosio-Barron	Chief Executive Officer, President	May 5, 2022
Joseph Cosio-Barron	and Director (principal executive officer)

/s/ Richard Ziccardi	Chief Financial Officer	May 5, 2022
Richard Ziccardi	(principal financial and accounting officer)

/s/Glenn Corso	Chairman of the Board	May 5, 2022
Glenn Corso

/s/Richard Rotanz	Director	May 5, 2022
Richard Rotanz

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